SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2019

Commission File Number: 001-36158

Wix.com Ltd.

(Translation of registrant’s name into English)

40 Namal Tel Aviv St.,
Tel Aviv 6350671, Israel

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                           No  ☒

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXPLANATORY NOTE

On November 6, 2019, Wix.com Ltd. (the “Company”) held an Annual General Meeting of Shareholders (the “Meeting”) at the Company's offices located at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel.  At the Meeting, our shareholders approved the following resolutions:

(1)	to amend and readopt compensation policies for the Company’s executives and directors;
(2)	to approve an option award plan for the Company’s Chief Executive Officer;
(3)	to amend and readopt the compensation arrangement of the Company’s non-executive directors;
(4)
to re-elect Avishai Abrahami, Giora Kaplan and Mark Tluszcz as Class III directors, to serve until the Company’s annual general meeting of shareholders in 2022, and until their respective successors are duly elected and qualified; and

(5)
to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2019 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

Only shareholders of record as of the close of business on October 2, 2019 were entitled to vote at the Meeting. All resolutions were approved by the majority requirements under Israel’s Companies Law, 5759-1999 and the Company’s Articles of Association.

The amended compensation policies for the Company’s executives and directors, as approved and adopted by the shareholders at the Meeting, are attached hereto as Exhibits 99.1 and 99.2 to this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2019

WIX.COM LTD. By: /s/ Eitan Israeli Name: Eitan Israeli Title: VP & General Counsel

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1	Wix.com Ltd. Compensation Policy – Executives

99.2	Wix.com Ltd. Compensation Policy – Directors